

March 16, 2023

Stephen Bramlage, Jr.
Chief Financial Officer
Casey's General Stores, Inc.
One SE Convenience Blvd
Ankeny, IA 50021

> **Re: Casey's General Stores, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2022**
> **Filed June 24, 2022**
> **Response dated March 3, 2023**
> **File No. 001-34700**

Dear Stephen Bramlage:

We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2023 letter.

Form 10-K for Fiscal Year Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

1.   We note your response to comment 1 and your proposed revised disclosure. We note therein the references to depreciation, amortization and deferred income taxes as factors contributing to the change in operating cash. Note these are noncash factors that do not affect cash. In regard to your disclosure in the Form 10-Q for the quarterly period ended January 31, 2023, we note the material change between periods in income taxes presented in the operating and supplemental sections of the statement of cash flows but did not note inclusion in your analysis of the impact of income taxes on operating cash flows. Note the requirement within Item 303(b) of Regulation S-K to describe the

underlying reasons for material changes from period to period reflected in the financial statements, including where material changes within a line item offset one another. Please consider these items in your disclosures.

Notes to Consolidated Financial Statements
Note 1. Significant Accounting Policies
Inventories, page 38

2.   We note your proposed revisions in response to comment 3. Please further expand your disclosure to discuss how you determine the value of RINs at the time transferred and recorded in cost of goods sold.

        You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services